082-00913

J Sainsbury plc

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA



10015110

SUPPL

19th January 2010

Dear Sir,

J Sainsbury plc

Please find enclosed copies of the following announcements made to the London Stock Exchange between 6th and 11th January 2010:

- Voting rights and capital;
- Director/PDMR Shareholdings;
- Third Quarter Trading Statement; and
- Director/ PDMR Shareholdings.

Yours sincerely,

Hazel Jarvis
Deputy Secretary

dw 1/26

6 January 2010

J Sainsbury plc - Voting rights and capital

In accordance with the Disclosure and Transparency Rules (the 'Rules'), we would like to notify the market of the following:

J Sainsbury plc's capital as at 31 December 2009 consists of 1,852,254,005 ordinary shares of 28 $^{4}/_{7}$ pence with voting rights. J Sainsbury plc does not hold any shares in Treasury.

Therefore, the total number of voting rights in J Sainsbury plc is 1,852,254,005.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, J Sainsbury plc under the Rules.

For further information contact
Philip Davies +44 (0) 20 7695 3681
END

7 January 2010

J Sainsbury plc

Purchase of ordinary shares of 28 $^{4}/_{7}$ pence in J Sainsbury plc ('Shares' and the 'Company', respectively) by Directors of the Company and Persons Discharging Managerial Responsibility (PDMRs) under the Sainsbury's Share Purchase Plan ('SSPP').

The Company was notified on 7 January 2010 that the following Directors and other Persons Discharging Managerial Responsibility for the Company acquired Shares under the SSPP on 7 January 2010 held through HSDL Nominees Limited – SIP (the 'Trustee'):

Director	Number of Partnership shares purchased at 327.3 pence per share	Number of Matching Shares allocated	Total holding following notification
Justin King	35	8	1,573,913
Darren Shapland	35	9	787,395
Person Discharging Managerial Responsibility			
Gwyn Burr	35	8	366,589
Tim Fallowfield	35	9	332,692
Neil Sachdev	35	9	48,705

The SSPP operates as follows

- Each month the Trustee uses participants' contributions (which may not exceed £115 per participant per four weekly period) to purchase Shares in the market. These shares are called 'Partnership Shares'.
- At the same time the Company allocated to participants via the Trustee one share for every four Partnership Shares purchased that four weekly period. These shares are called 'Matching Shares'.

7 January 2010

Third Quarter Trading Statement for 13 weeks to 2 January 2010

Record Christmas completes strong Third Quarter

Highlights

- **Total sales for third quarter up 6.2 per cent (6.3 per cent excluding fuel) (1)**
- **Like-for-like sales for third quarter up 3.8 per cent (3.7 per cent excluding fuel) (1)**
- **Like-for-like sales for third quarter up 4.2 per cent excluding fuel and VAT(1)**
- **Weekly transactions up one million year on year**

Justin King, chief executive, said, "Sainsbury's has delivered a strong trading performance over the past 13 weeks resulting in like-for-like sales growth, excluding fuel, of 3.7 per cent, or 4.2 per cent VAT adjusted (1). Our strategy of delivering great food at fair prices has resulted in a **record Christmas performance**, completing a strong third quarter on top of good growth last year (2). While food price inflation eased in the quarter as expected, a **winning combination** of **more customers,** enjoying **even better products and prices** through **more stores** delivered total sales growth of 6.2 per cent.

We served on average **one million more customers** each week over the quarter, hitting an all time high of 24 million in the seven days up to and including Christmas Eve. We continue to deliver **record levels of customer service and availability,** demonstrating the commitment of colleagues on behalf of customers, particularly given the difficult weather conditions in the run up to Christmas. We are delighted to have offered permanent roles to over 1,000 of the colleagues we recruited for temporary roles at Christmas.

Great Food is at the heart of what we do. Our continued investment in quality has enabled customers to place the quality food they want at a price they can afford onto their festive table. Our Nectar data shows that over 14% more customers bought their turkey and trimmings from us than last year and we more than trebled sales of our multi-award winning own brand Blanc de Noirs Champagne. It is our **great quality food offer at fair prices** that has led to our record Christmas.

Our **Complementary Non-Food range grew at over four times the rate of food** in the quarter. Investment in infrastructure has enabled a substantive step up in the execution of marketing led events, such as Halloween, Toys and Entertainment as well as good growth in clothing and Christmas ranges. Our 'January Sale' has also started well.

The **Nectar loyalty programme** has proved increasingly important in a competitive market. There are over 16 million registered Nectar card holders with regular Sainsbury's users up 750,000 versus this time last year. The roll out of our 'coupon at till' scheme was a clear winner with customers, who have responded to the targeted offers and rewards. The launch of our double Nectar point campaign for Sainsbury's Finance products is working well and successfully increasing sales amongst our customer base.

Our **New Space** development is on track to grow gross space by 15 per cent in the two years to March 2011. In the quarter, we have **opened eight new supermarkets** including six stores acquired from Co-op/Somerfield and two 'replacement' supermarkets (including Braehead at 68,000 square feet) and have completed five store extensions. This year we had 32 more supermarkets open for Christmas than last year driving a further step up in the contribution from net new space to sales growth of 2.6% in the quarter.

Our **Channels strategy** continues to perform well. Online grocery sales grew strongly up over 15 per cent in the quarter and we delivered a record half a million online orders over the four key trading weeks before Christmas. Our non-food online channel was open for its first Christmas giving customers nationwide access to over 8,000 non-food products. Our convenience business also traded well and a further **eight convenience stores were opened** in the quarter, bringing the total opened in the financial year to date to 27.

The business continues to perform well in what remains a challenging consumer environment. Our universal customer appeal together with our accelerated growth plans means we are well placed to make continued good progress in 2010.

Enquiries:

Investor Relations
Anna Tee
+44 (0) 20 7695 7144

Media
Mark Rigby
+44 (0) 20 7695 6417

Notes

1. Sainsbury's reports like-for-like sales growth on sales including VAT. The change in the rate of VAT from 1 December 2008 reduces like-for-like sales growth excluding fuel by 50 basis points for the third quarter with the change having annualised on 30 November 2009.
2. Sainsbury's reported like-for-like sales growth up 4.9% excluding fuel and VAT for the 13 weeks to 3 January 2009. Therefore like-for-like sales growth on a two-year basis excluding fuel and VAT was up 9.3% for the third quarter.
3. All sales figures contained in this trading statement have been stated in accordance with IFRIC 13.
4. Certain statements made in this announcement are forward-looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future events or results referred to in these forward-looking statements. Unless otherwise required by applicable law, regulation or accounting standard, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.
5. A conference call will take place at 8:45am GMT. To listen to the audio webcast we recommend that you register in advance. To do so please visit www.j-sainsbury.co.uk prior to the event and follow the on-screen instructions. To view the transcript of the conference call, go to www.j-sainsbury.co.uk on 12 January 2010.
6. Quarter one and first half like-for-like and total sales growth have been Easter-adjusted for comparative purposes. 2008/09 included an Easter Sunday trading week. 2009/10 included a Good Friday trading week and an Easter Sunday trading week.

   Sales results for the year to date (adjusted for the timing of Easter*):

2009/10	**Q1***	**Q2**	**H1***	**Q3**
Sales growth including fuel (%)				
Total	3.2	3.2	3.2	6.2
Lfl	2.5	1.3	1.9	3.8
Sales growth excluding fuel (%)				
Total	7.6	6.8	7.1	6.3
Lfl	7.0	4.6	5.7	3.7

7. Consistent with last year, Sainsbury's has reset the length of its third and fourth quarters to ensure the Christmas and New Year trading period remains within the third quarter. The results for the third quarter are for the 13 weeks ended 2 January 2010. The fourth quarter will be for the 11 weeks ending 20 March 2010.
8. Sainsbury's will announce its fourth quarter trading statement on 24 March 2010 and preliminary results on 13 May 2010.
9. Sainsbury's also released today its first quarterly Corporate Responsibility update and this is available on www.j-sainsbury.co.uk/news

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*
J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i)

3. Name of *person discharging managerial responsibilities/director*
Gary William Hughes

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N.A.

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1]
Gary William Hughes

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares 28 $^{4}/_{7}$p each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Gary William Hughes

8. State the nature of the transaction
Purchase

9. Number of *shares,* debentures or financial instruments relating to *shares* acquired
303

10. Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N.A.

11. Number of *shares,* debentures or financial instruments relating to *shares* disposed
N.A.

12. Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N.A.

13. Price per *share* or value of transaction
329.11 pence

14. Date and place of transaction
8 January 2010

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

25,455

16. Date issuer informed of transaction
11 January 2010

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of *shares* or debentures involved *(class* and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of *shares* or debentures over which options held following notification

23. Any additional information
Shares purchased under the dividend reinvestment plan

24. Name of contact and telephone number for queries
Hazel Jarvis 020 7695 6378

Name and signature of duly authorised officer or *issuer* responsible for making notification

Hazel Jarvis

DATE OF NOTIFICATION 11 January 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*
J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i)

3. Name of *person discharging managerial responsibilities/director*
Michael Andrew Coupe

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N.A.

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1]

Michael Andrew Coupe

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares 28 $^{4}/_{7}$p each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Michael Andrew Coupe

8. State the nature of the transaction
Purchase

9. Number of *shares,* debentures or financial instruments relating to *shares* acquired
9,327

10. Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N.A.

11. Number of *shares,* debentures or financial instruments relating to *shares* disposed
N.A.

12. Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N.A.

13. Price per *share* or value of transaction
329.11 pence

14. Date and place of transaction
8 January 2010

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
806,494

16. Date issuer informed of transaction
11 January 2010

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of *shares* or debentures involved *(class* and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of *shares* or debentures over which options held following notification

23. Any additional information
Shares purchased under the dividend reinvestment plan

24. Name of contact and telephone number for queries
Hazel Jarvis 020 7695 6378

Name and signature of duly authorised officer or *issuer* responsible for making notification
Hazel Jarvis
DATE OF NOTIFICATION 11 January 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*
J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i)

3. Name of *person discharging managerial responsibilities/director*
Imelda Walsh

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N.A.

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1]
Imelda Walsh

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares 28 $^{4}/_{7}$p each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
1. Imelda Walsh
2. David Weymouth

8. State the nature of the transaction
Purchase

9. Number of *shares,* debentures or financial instruments relating to *shares* acquired
2,048 Imelda Walsh
15 David Weymouth

10. Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N.A.

11. Number of *shares,* debentures or financial instruments relating to *shares* disposed
N.A.

12. Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N.A.

13. Price per *share* or value of transaction
329.11 pence

14. Date and place of transaction
8 January 2010

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
215,201 including husband

16. Date issuer informed of transaction
11 January 2010

If a *person discharging managerial responsibilities* has been granted options by the *issue* complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of *shares* or debentures involved *(class* and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of *shares* or debentures over which options held following notification

23. Any additional information
Shares purchased under the dividend reinvestment plan

24. Name of contact and telephone number for queries
Hazel Jarvis 020 7695 6378

Name and signature of duly authorised officer or *issuer* responsible for making notification
Hazel Jarvis
DATE OF NOTIFICATION 11 January 2010